

Mail Stop 4561

September 13, 2017

Wenjie Tang
Chief Executive Officer
AGM Group Holdings Inc.
1 Jinghua South Road
Wangzuo Plaza East Tower, Room 2112
100020 Beijing
People's Republic of China

> **Re:** **AGM Group Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed August 29, 2017**
> **File No. 333-218020**

Dear Mr. Tang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2017 letter.

Overview

Forex trading brokerage service, page 3

1. We note that your subsidiary AGM Belize is a retail forex broker licensed by IFSC Belize. Please provide additional disclosure regarding the countries in which you provide forex brokerage services, naming each such country. In addition, please specify the jurisdictions in which your IFSC Belize license entitles you to operate regardless of whether you currently operate in those jurisdictions.

Financial Statements, page F-1

2.   We note that, in response to prior comment 11, you have labeled the financial statements for the year ended December 31, 2016 as restated. Please revise throughout the filing to also label the financial statements that have been restated for the period from inception (April 27, 2015) to December 31, 2015 as restated. Refer to ASC 250-10-50-7.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Mengyi "Jason" Ye, Esq.
         Ortoli Rosenstadt LLP